EXHIBIT 12-7
MICHIGAN CONSOLIDATED GAS COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months
	Ended March 31	Twelve Months Ended December 31
(Millions of Dollars)	2006	2005	2004	2003	2002	2001
Earnings:
Pretax earnings	$68	$(1)	$10	$45	$32	$(66)
Adjustments	(1)	2	(3)	—	—	—
Fixed charges	17	59	59	58	62	61

Net earnings	$84	$60	$66	$103	$94	$(5)

Fixed charges:
Interest expense	$17	$57	$57	$57	$60	$59
Adjustments	—	2	2	1	2	2

Fixed charges	$17	$59	$59	$58	$62	$61

Ratio of earnings to fixed charges	4.94	1.02	1.12	1.77	1.53	$(66)

(1)	The earnings for the twelve-month period ended December 31, 2001 were not adequate to cover fixed charges. The amount of the deficiency was $66,432,000. The Ratio of Earnings to Fixed Charges excluding unusual charges would have been 1.62.